Exhibit 99.1

NIP Group Announces Closing of Mining Assets Acquisition

Company Expands Board with the Appointment of Two Directors

ABU DHABI, United Arab Emirates, Sept 9, 2025 – NIP Group Inc. (“NIPG” or the “Company”) (NASDAQ: NIPG), a leading digital entertainment company, today announced the completion of its previously announced acquisition of on-rack crypto mining machines (the “Products”) with an aggregate hash rate of 3.11 EH/s from Apex Cyber Capital Limited and Prosperity Oak Holdings Limited, to which Fortune Peak Limited assigned all of its rights, benefits and obligations under the Agreement (as defined below) to complete the transaction (together, the “Sellers”).

Pursuant to the definitive asset-purchase agreement (the “Agreement”) entered into on July 1, 2025, the Company issued an aggregate of 119,553,439 Class A ordinary shares to the Sellers as consideration for the Products. All closing conditions for the transaction (the “Transaction”) were satisfied in accordance with the Agreement, and the Transaction closed on September 5, 2025.

The Products, consisting of data center capacity with a combined hash rate of 3.11 EH/s, are currently utilized for Bitcoin mining operations with expected production of approximately 60 Bitcoins per month. The Company will continue to host the Products in their existing data centers and has established a digital computing division to manage the operations and maintenance for the machines after closing. The completion of the Transaction is expected to further support the Company’s expansion and growth in the crypto asset space.

In connection with the completion of the Transaction, each of Simon Ming Yeung Tang and Kee Wee Kiang Kenneth has been appointed as a director of the Company, effective immediately.

Hicham Chahine, Co-CEO of NIPG, commented, “The completion of this transaction marks a key milestone in our expansion into the crypto asset space and the establishment of our digital computing capabilities. These mining assets are now fully integrated into our operations, positioning us well to create additional value for our Company and stakeholders. Over time, we see significant opportunities to optimize performance, explore capacity enhancements and leverage this computing foundation to support emerging applications across AI and other compute-intensive sectors. We are also pleased to welcome two crypto-focused professionals to our Board, as we build out our digital infrastructure and further strengthen our governance.”

Simon Ming Yeung Tang is an experienced corporate finance professional with over 15 years of expertise across investment banking, corporate law and senior finance leadership roles. He played a key role in the Cango transaction that transitioned Cango into the bitcoin mining sector. Simon was also CFO of two new economy companies in the Internet and new energy vehicle sectors in China. From 2010 to 2021, he was part of the APAC TMT investment banking team at Credit Suisse, and before that practiced as a corporate lawyer at Linklaters, qualified in both English and Hong Kong law. Simon holds a Bachelor of Arts in Jurisprudence from the University of Oxford.

Kee Wee Kiang Kenneth has been active in the bitcoin mining industry since 2022, with investments and operational experience across multiple jurisdictions. He has played an important role in scaling mining projects internationally and brings hands-on expertise in digital asset infrastructure and global mining operations.

The acquisition follows the strategic relocation of the NIPG’s global headquarters to Abu Dhabi, enabled by a landmark multi-year agreement with the Abu Dhabi Investment Office (ADIO) announced in January. Under the agreement, NIPG has access to financial and non-financial growth opportunities over a four-year period. Over the agreement term, NIPG will contribute to local employment in the esports and gaming sector and increase its capacity across key business verticals in the region, including esports operations, creative studios, game publishing, events and talent management.

About NIP Group

NIP Group (NASDAQ: NIPG) is a global digital entertainment company driving the evolution of gaming and esports. With a diversified ecosystem spanning esports teams, arenas and events, content and influencer networks, game publishing, and hospitality, we engage hundreds of millions of fans and create immersive entertainment experiences. Operating across Europe, the Middle East, Asia and the Americas, we collaborate with leading gaming companies to push the boundaries of interactive entertainment and bring gaming to new audiences worldwide.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” or other similar expressions. Among other things, the business outlook and quotations from management in this press release, as well as NIPG’s strategic and operational plans, contain forward-looking statements. NIPG may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about NIPG’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIPG’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; developments in the relevant governmental laws, regulations, policies toward NIPG’s industry; and general economic and business conditions globally and in the countries or regions where NIPG has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIPG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIPG undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

NIP Group Inc.

Investor Relations: ir@nipgroup.gg

Public Relations: pr@nipgroup.gg